 Filed Pursuant to Rule 253(g)(2)
File No. 024-10643

CAPROCQ CORE REIT, INC.

SUPPLEMENT NO. 2 DATED SEPTEMBER 25, 2018
TO THE OFFERING CIRCULAR DATED MARCH 17, 2017

This document supplements, and should be read in conjunction with, the offering circular of CapRocq Core REIT, Inc. (the “Company”), dated March 17, 2017 and filed by the Company with the Securities and Exchange Commission (the “Commission”) on April 4, 2017, as supplemented, referred to herein as the Offering Circular. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular. If any statement in this supplement contradicts or conflicts with the Offering Circular, then this supplement shall control.

The purpose of this supplement is to disclose the extension of the Company’s public offering pursuant to Regulation A of a minimum of $4,250,000 and a maximum of $50,000,000 in shares of the Company’s common stock (the “Offering”) to March 31, 2019.

Extension of the Offering

On September 20, 2018, the board of directors of the Company (the “Board”) approved the extension of the Offering for an additional six (6) months, to March 31, 2019.

As a result, all references in the Offering Circular to the expiration date of the Offering being the earlier of (i) the date on which the maximum offering amount has been sold, or (ii) the date that is eighteen (18) months from the qualified date of the Offering Circular, are hereby deleted from the Offering Circular. Each such reference is hereby replaced with reference to the expiration date of the Offering being the earlier of (i) the date on which the maximum offering amount has been sold, or (ii) March 31, 2019 (unless extended by the Company’s board of directors as permitted under applicable law).